UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

TYGER HOLDING, INC.

_________________________________________

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

_________________________________________

(Title of Class of Securities)

_________________________________________

(CUSIP Number)

Darren Ofsink, Esq.

Guzov Ofsink, LLC

600 Madison Avenue, 14th Floor

New York, New York 10022

(212) 371-8008

_________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

                                                       November 28, 2006

_________________________________________

(Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. ...................................

NAME OF REPORTING PERSON:  Guzov Ofsink, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [ ]

(b)  [ ]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF                            7.      SOLE VOTING POWER

SHARES                                                       9,000

BENEFICIALLY                       ___________________________________

OWNED BY                             8.      SHARED VOTING POWER

EACH REPORT-

0

ING PERSON                            ___________________________________

WITH

  9.      SOLE DISPOSITIVE POWER

                                                                    9,000

   ___________________________________

10.     SHARED DISPOSITIVE POWER

0

   ___________________________________

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    9,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES

[ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              100%

14

TYPE OF REPORTING PERSON
                          OO

This statement on Schedule 13D (this "Schedule 13D") is being filed to report the beneficial ownership of Common Stock, $0.01 par value per share (the “Common Stock”) of Tyger Holding, Inc., a Delaware corporation (the “Issuer”). All statements concerning parties listed on Schedule A are made to the best knowledge of the Reporting Person.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 600 Madison Avenue, 14th Floor, New York, New York, 10022.

Item 2.  Identity and Background.

The name of the person filing this statement is Guzov Ofsink, LLC, a New York limited liability company (“Guzov Ofsink” or the “Reporting Person”) with its principal place of business located at 600 Madison Avenue, 14th Floor, New York, New York 10022.

The names, business address, citizenships and present occupations or employment of each member of Guzov Ofsink are set forth in Schedule A hereto.

(d) – (e)

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person purchased an aggregate of 9,000 shares of the Common Stock (collectively, the “Shares”) for $90.00 on May 15, 2006. The Reporting Person did not acquire beneficial ownership of any of the Shares with borrowed funds.

Item 4.  Purpose of Transaction.

            The Reporting Person may cause the Issuer to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or the Reporting Person may  seek to sell a controlling interest in the Issuer to a third party.

Except for the foregoing, the Reporting Person has no present intent or proposals that relate to or would result in : (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any other material change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act or (x) any action similar to those enumerated above.

The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Beneficial ownership and power over disposition of the Shares by the person named in Item 2.

As of the date hereof, the Reporting Persons owns 9,000 shares of Common Stock, which is 100% of the outstanding shares of Common Stock of the Issuer. No persons listed on Schedule A beneficially own any shares of the Issuer.

(c)

All of the transactions in the Shares that may be deemed to be beneficially owned by the Reporting Person commencing 60 days prior to the event triggering the filing of this Schedule 13D are described in Item 3 of this Schedule 13D.

(d)

To the best knowledge of the Reporting Person, no person other that the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares reported in Item 5(a) and (b).

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With          Respect to Securities of the Issuer.

The Reporting Person does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any person with respect to the Common Stock or the preferred stock of the Company, including transfer or voting thereof, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

December 7, 2006

GUZOV OFSINK, LLC

                           /s/ Darren Ofsink

________________________

By:

Darren Ofsink

Title:

Member

Schedule A

The names, business address, citizenships and present occupations or employment of each member of Guzov Ofsink are set forth in Schedule A hereto.

Name	Business Address	Citizenship	Occupation	Employment
Debra Guzov	600 Madison Avenue, 14th Floor New York, New York 10022	United States	Attorney	Member, Guzov Ofsink, LLC
Darren Ofsink	600 Madison Avenue, 14th Floor New York, New York 10022	United States	Attorney	Member, Guzov Ofsink, LLC